Exhibit 99.1

BEZEQ GROUP REPORTS

FIRST QUARTER 2018 Financial results

Tel Aviv, Israel – May 24, 2018 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2018. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2018	Q1 2017	% change
	(NIS millions)

Revenues	2,361	2,453	(3.8%)
Operating profit	462	566	(18.4%)
EBITDA*	987	994	(0.7%)
EBITDA margin	41.8%	40.5%
Net profit	260	350	(25.7%)
Diluted EPS (NIS)	0.09	0.13	(30.8%)
Cash flow from operating activities*	909	826	10.0%
Payments for investments	368	380	(3.2%)
Free cash flow [1]	423	456	(7.2%)
Net debt/EBITDA (end of period)	2.34	2.32

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the first quarter of 2018 was an increase of NIS 102 million and NIS 119 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Shlomo Rodav, Bezeq’s Chairman, stated, “Our group wide results in the first quarter of 2018 continue to demonstrate the increased competition and changes in all areas of the telecommunications market. We are in the process of formulating a long-term strategy for the group, taking into account regulatory constraints with the aim of eventually reaching the cancellation of structural separation for the benefit of all stakeholders in the Company and for the benefit of the Israeli economy.”

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “Revenues in the first quarter of 2018 amounted to NIS 2.36 billion, reflecting relative stability in the results of the fixed line and cellular activities despite the fierce competition. This was the result of key decisions taken over the years to place the fixed-line Internet operations and customer premises at the center of the fixed-line business as well as the adoption of Pelephone’s strategy to continue to grow its subscriber base. At the same time, the new price plan adopted by yes, which works to preserve the company’s customer base and to adjust TV prices to the changing reality in the sector, is impacting revenues from the television sector.”

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2018 were NIS 2.36 billion, compared to NIS 2.45 billion in the same quarter of 2017, a decrease of 3.8%. The decrease in revenues was due to lower revenues in all key group segments.

Salary expenses in the first quarter of 2018 were NIS 510 million, compared to NIS 504 million in the same quarter of 2017, an increase of 1.2%.

Operating expenses in the first quarter of 2018 were NIS 841 million, compared to NIS 959 million in the same quarter of 2017, a decrease of 12.3%. The decrease in operating expenses was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized.

Other operating income/expenses, net in the first quarter of 2018 amounted to expenses of NIS 23 million compared to income of NIS 4 million in the same quarter of 2017. This item was influenced by a provision of NIS 12 million for the early retirement of employees, an increase in provisions for legal claims and a decrease in capital gains from the sale of real estate in Bezeq Fixed-line.

Depreciation expenses in the first quarter of 2018 were NIS 525 million, compared to NIS 428 million in the same quarter of 2017, an increase of 22.7%. The increase in depreciation expenses in 2018 was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Operating profit in the first quarter of 2018 was NIS 462 million compared to NIS 566 million in the same quarter of 2017, a decrease of 18.4%.

EBITDA in the first quarter of 2018 was NIS 987 million (EBITDA margin of 41.8%) compared to NIS 994 million (EBITDA margin of 40.5%) in the same quarter of 2017, a decrease of 0.7%.

After adjusting for other operating income/expenses and the effect of the adoption of accounting standard IFRS 16, EBITDA in the first quarter of 2018 totaled NIS 908 million compared to NIS 990 million in the same quarter of 2017, a decrease of 8.3%.

Financing expenses in the first quarter of 2018 were NIS 108 million compared to NIS 101 million in the same quarter of 2017, an increase of 6.9%. The increase in financing expenses was primarily due to a decrease of NIS 18 million in the fair value of the amount estimated to be refunded to Bezeq Fixed-line from the advance payments made for the second contingent consideration in relation to the acquisition of yes. This amount was partially offset by a decrease in financing expenses in respect of a change in the fair value of financial assets in yes.

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Tax expenses in the first quarter of 2018 were NIS 93 million compared to NIS 113 million in the same quarter of 2017, a decrease of 17.7%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the first quarter of 2018 was NIS 260 million compared to NIS 350 million in the same quarter of 2017, a decrease of 25.7%.

Cash flow from operating activities in the first quarter of 2018 was NIS 909 million compared to NIS 826 million in the same quarter of 2017, an increase of 10.0%. The increase in cash flow from operating activities was primarily due to the reclassification of payments in respect of lease agreements to cash flow from financing activities as a result of the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Payments for investments (Capex) in the first quarter of 2018 was NIS 368 million compared to NIS 380 million in the same quarter of 2017, a decrease of 3.2%.

Free cash flow in the first quarter of 2018 was NIS 423 million compared to NIS 456 million in the same quarter of 2017, a decrease of 7.2%.

Net financial debt of the Group was NIS 8.94 billion as of March 31, 2018 compared to NIS 9.33 billion as of March 31, 2017. As of March 31, 2018, the Group’s net financial debt to EBITDA ratio was 2.34, compared to 2.32 as of March 31, 2017.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 3

2018 Outlook

Based on the information available to the Group today, below is the Bezeq Group’s outlook for 2018, as published in the Company’s periodic report as of December 31, 2017:

Net profit attributable to shareholders:	Approximately NIS 1.0 billion

EBITDA:	Approximately NIS 3.9 billion

Free cash flow*:	Approximately NIS 1.5 billion

The projected data includes the effect of early implementation of IFRS 16 as of January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit.

The forecasts do not include effects from realization of the Company’s rights in the “Sakia” property, which depend on the fulfillment of various conditions regarding the sale of the property. The actual results may differ from these assessments, depending on the date of recording the capital gain in respect of the sale of the asset, the final amount of the capital gain, which depends on the amounts of fees and levies that will apply to the Company in respect of the sale of the asset and on the date of receipt of the payments for the sale of the property.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts do not include the effects of the provision for early retirement of employees and/or the signing of collective labor agreements in the Group and cancellation of the Group’s structural separation, including the effects of mergers within the Group and everything involved. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2018. Actual results might differ from these estimates taking note of changes that may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or if one or more of the risk factors listed in the periodic report of 2017.

*Cash flow from operating activities less net payments for investments and leases.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “Our revenues from broadband Internet grew 3.7%, and revenues from cloud and digital services grew no less than 10.7%. Despite the natural decline in telephony revenues and the growing competition in the broadband Internet sector, total revenues decreased slightly more than one percent compared to the corresponding quarter and reached NIS 1.06 billion. Our broadband Internet customer base continues to grow, reaching 1.65 million subscribers, once again demonstrating that our investment in innovation as well as the launch of new products and services are creating growth. In the past quarter, we launched Be, the most advanced router of its kind, which was developed internally at Bezeq and its demand far exceeded expectations. In addition, we are investing in upgrading our current infrastructure in order to provide higher bandwidth to our customers together with our preparation for the advancement of our fiber network.”

Revenues in the first quarter of 2018 were NIS 1.063 billion, compared to NIS 1.078 billion in the same quarter of 2017, a decrease of 1.4%. The decrease in revenues was due to a reduction in telephony revenues, which were partially offset by higher revenues from broadband Internet and cloud & digital services.

Revenues from telephony services in the first quarter of 2018 were NIS 302 million compared to NIS 334 million in the same quarter of 2017, a decrease of 9.6%. The decrease in telephony revenues was due to a reduction of 5.4% in the average revenue per line as well as a decrease of 4.9% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the first quarter of 2018 were NIS 396 million compared to NIS 382 million in the same quarter of 2017, an increase of 3.7%.

The increase in revenues from broadband Internet services was primarily due to continued growth in the number of Internet lines, which reached 1.65 million subscribers, despite the decrease in retail broadband Internet subscribers.

Revenues from transmission and data communication services in the first quarter of 2018 were NIS 247 million compared to NIS 250 million in the same quarter of 2017, a decrease of 1.2%. The decrease in revenues from transmission and data communication services was due to a reduction in transmission revenues from telecommunication operators.

Revenues from cloud & digital services in the first quarter of 2018 totaled NIS 62 million compared to NIS 56 million in the same quarter of 2017, an increase of 10.7%. The increase in revenues from cloud & digital services was primarily due to an increase in revenues from virtual private exchange (IP Centrex) services and cyber services.

Operating expenses in the first quarter of 2018 were NIS 140 million, compared to NIS 165 million in the corresponding quarter of 2017, a decrease of 15.2%. The decrease in operating expenses was primarily due to a reduction in the rental expenses of buildings and car rentals that were recognized as an asset due to the early adoption of accounting standard IFRS 16 as of January 1, 2018.

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Salary expenses in the first quarter of 2018 were NIS 228 million compared to NIS 224 million in the same quarter of 2017, an increase of 1.8%.

Other operating income/expenses (net) in the first quarter of 2018 amounted to expenses of NIS 18 million compared to income of NIS 4 million in the same quarter of 2017. Other operating income/expenses was influenced by a provision of NIS 12 million for the early retirement of employees, an increase in provisions for legal claims and a decrease in capital gains from the sale of real estate.

Depreciation expenses in the first quarter of 2018 were NIS 204 million compared to NIS 180 million in the same quarter of 2017, an increase of 13.3%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets as a result of the early adoption of accounting standard IFRS 16 as of January 1, 2018.

Operating profit in the first quarter of 2018 totaled NIS 473 million compared to NIS 513 million in the same quarter of 2017, a decrease of 7.8%.

EBITDA in the first quarter of 2018 totaled NIS 677 million (EBITDA margin of 63.7%) compared to NIS 693 million (EBITDA margin of 64.3%) in the same quarter of 2017, a decrease of 2.3%.

After adjusting for other operating income/expenses and the effect of the adoption of accounting standard IFRS 16, EBITDA in the first quarter of 2018 totaled NIS 672 million compared to NIS 689 million in the same quarter of 2017, a decrease of 2.5%.

Financing expenses in the first quarter of 2018 were NIS 121 million compared to NIS 92 million in the same quarter of 2017, an increase of 31.5%. The increase in financing expenses was primarily due a decrease of approximately NIS 18 million in the fair value of the amount estimated to be returned to the Company from the advance payments made for the second contingent consideration in relation to the acquisition of yes, as well as from an increase in interest expenses in respect of loans.

Tax expenses in the first quarter of 2018 were NIS 89 million compared to NIS 102 million in the same quarter of 2017, a decrease of 12.7%. The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the first quarter of 2018 totaled NIS 263 million compared to NIS 319 million in the same quarter of 2017, a decrease of 17.6%.

Cash flow from operating activities in the first quarter of 2018 was NIS 516 million compared to NIS 600 million in the same quarter of 2017, a decrease of 14.0%. The decrease in cash flow from operating activities was primarily due to tax payments in respect of final tax assessments for the years 2011-2014.

Payments for investments (Capex) in the first quarter of 2018 was NIS 205 million compared to NIS 210 million in the same quarter of 2017, a decrease of 2.4%.

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Free cash flow in the first quarter of 2018 was NIS 285 million compared to NIS 400 million in the same quarter of 2017, a decrease of 28.8%. The decrease in free cash flow was due to the aforementioned decrease in cash flow from operating activities.

In the first quarter of 2018, the Company added 18,000 broadband Internet lines (retail and wholesale), totaling 1.65 million. The number of wholesale broadband Internet lines continued to grow and reached 574,000 lines, representing a sequential increase of 42,000 lines. During the past year, the number of wholesale lines grew by 160,000.

During the first quarter of 2018, average broadband speeds reached 53.5 Mbps, compared to 51.5 Mbps sequentially, and 45.1 Mbps in the first quarter of 2017, representing a year-over-year increase of 18.6%.

Average revenue per Internet subscriber (ARPU - retail) in the first quarter of 2018 was NIS 92, in-line sequentially and NIS 90 in the first quarter of 2017.

The number of telephony access lines totaled 1.889 million at the end of March 2018, compared to 1.916 million at the end of December 2017 and 1.986 million at the end of March 2017.

Average revenue per line (ARPL) in the first quarter of 2018 totaled NIS 53, in-line sequentially and NIS 56 in the first quarter of 2017.

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Bezeq Fixed-Line - Financial data	Q1 2018	Q1 2017	% change
	(NIS millions)

Total revenues	1,063	1,078	(1.4%)
Broadband Internet revenues	396	382	3.7%
Telephony revenues	302	334	(9.6%)
Transmission and data revenues	247	250	(1.2%)
Cloud & digital services revenues	62	56	10.7%
Other revenues	56	56	0.0%
Operating profit	473	513	(7.8%)
EBITDA*	677	693	(2.3%)
EBITDA margin	63.7%	64.3%
Net profit [1]	263	319	(17.6%)
Cash flows from operating activities*	516	600	(14.0%)
Payments for investments	205	210	(2.4%)
Free cash flow [2]	285	400	(28.8%)

  * As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the first quarter of 2018 was an increase of NIS 23 million and NIS 26 million, respectively.

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q1 2018	Q4 2017	Q1 2017

Active subscriber lines (in thousands) [1]	1,889	1,916	1,986
Average monthly revenue per line (NIS) [2]	53	53	56
Outgoing minutes (millions)	1,055	1,068	1,177
Incoming minutes (millions)	1,191	1,205	1,281
Churn rate (%) [3]	3.0%	2.4%	2.7%
Total broadband Internet lines (in thousands)[4]	1,653	1,635	1,580
Of which: Wholesale broadband Internet lines (in thousands) [4]	574	532	414
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	92	92	90
Average broadband speed per subscriber (end of period, Mbps)	53.5	51.5	45.1

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).  Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.  Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 8

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “Our strategy continues to bear fruit. This is the fourth quarter in a row that we are seeing stable revenues and a slow-down in erosion, despite the decrease in ARPU and an extremely competitive market. Furthermore, more than 20,000 new subscribers joined Pelephone during the quarter, and here too we are seeing consistent growth in the Company’s customer base.”

Guron added that, “In the first quarter of 2018, we reached substantial achievements, including: being ranked first in the Ministry of Communications’ report as the company with the lowest number of complaints; we launched our cyber service which has already attracted 40,000 subscribers; we announced our entry into the IoT market; and are continuing to upgrade our infrastructure with the final roll-out of our LTE network, with coverage reaching more than 90% of all sites by the end of the year.”

Total revenues in the first quarter of 2018 were NIS 619 million compared to NIS 628 million in the same quarter of 2017, a decrease of 1.4%.

Revenues from cellular services in the first quarter of 2018 were NIS 431 million compared to NIS 435 million in the same quarter of 2017, a decrease of 0.9%. The stability in revenues from cellular services was due to the increase in revenues from new subscribers that was almost completely offset by the decrease in average revenue per subscriber due to the transition of existing customers to lower priced plans including higher data plans corresponding to current market prices.

Revenues from equipment sales in the first quarter of 2018 were NIS 188 million, compared to NIS 193 in the same quarter of 2017, a decrease of 2.6%. The decrease in revenues from equipment sales was due to a reduction in the number of handsets sold as well as the cancellation of purchase tax on imported cellular handsets that led to a reduction in prices. Concurrently, there was an increase in revenue per handset due to a change in the mix of handsets sold.

Operating profit in the first quarter of 2018 was NIS 2 million, compared to NIS 5 million in the same quarter of 2017, a decrease of 60.0%.

EBITDA in the first quarter of 2018 was NIS 160 million (EBITDA margin of 25.8%), compared to NIS 99 million (EBITDA margin of 15.8%) in the same quarter of 2017, an increase of 61.6%. The increase in EBITDA was due to the capitalization of leasing expenses due to the adoption of accounting standard IFRS 16 beginning January 1, 2018. EBITDA in the first quarter of 2018 increased by NIS 62 million due to the adoption of IFRS 16.

Net profit in the first quarter of 2018 was NIS 9 million compared to NIS 16 in the same quarter of 2017, a decrease of 43.8%.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 9

Cash flow from operating activities in the first quarter of 2018 was NIS 239 million compared to NIS 117 million in the same quarter of 2017, an increase of 104.3%. The increase in cash flow from operating activities was primarily due to the reclassification of payments in respect of lease agreements of NIS 75 million to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018 as well as changes in working capital.

Free cash flow in the first quarter of 2018 reached NIS 95 million compared to NIS 44 million in the same quarter of 2017, an increase of 115.9%. Free cash flow was not influenced by the adoption of accounting standard IFRS 16.

Pelephone’s subscriber base continued to grow with an increase of 21,000 new subscribers in the first quarter of 2018 to a total of 2.546 million at the end of March 2018.

Average revenue per subscriber (ARPU) in the first quarter of 2018 was NIS 57 compared to NIS 60 in the same quarter of 2017, a decrease of NIS 3.

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Pelephone - Financial data	Q1 2018	Q1 2017	% change
	(NIS millions)

Total revenues	619	628	(1.4%)
Service revenues	431	435	(0.9%)
Equipment revenues	188	193	(2.6%)
Operating profit	2	5	(60.0%)
EBITDA*	160	99	61.6%
EBITDA margin	25.8%	15.8%
Net profit	9	16	(43.8%)
Cash flows from operating activities*	239	117	104.3%
Payments for investments	69	73	(5.5%)
Free cash flow [1]	95	44	115.9%

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the first quarter of 2018 was an increase of NIS 62 million and NIS 75 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q1 2018	Q4 2017	Q1 2017

Total subscribers (end of period, in thousands) [1]	2,546	2,525	2,430
Average revenue per user (ARPU, NIS) [2]	57	58	60
Churn rate [3]	8.0%	6.9%	7.9%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 11

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We continue to successfully promote the company’s cyber-protection services and are working to expand additional services under our ‘cyber as a service’ umbrella. Our focus on the business worlds in Israel and abroad and the added value that we are able to provide in the cloud, data center and managed services fields were reflected in the results of the first quarter.”

Revenues in the first quarter of 2018 totaled NIS 352 million compared to NIS 384 million in the same quarter of 2017, a decrease of 8.3%. The decrease in revenues was primarily due to the continued erosion of revenues from international calls.

Profitability metrics were influenced by the significant decrease in the international calls and hubbing sectors.

Operating profit in the first quarter of 2018 was NIS 34 million compared to NIS 49 million in the same quarter of 2017, a decrease of 30.6%. EBITDA in the first quarter of 2018 was NIS 77 million (EBITDA margin of 21.9%), compared to NIS 82 million (EBITDA margin of 21.4%) in the same quarter of 2017, a decrease of 6.1%.

Net profit in the first quarter of 2018 was NIS 24 million, compared to NIS 36 million in the same quarter of 2017, a decrease of 33.3%.

Cash flow from operating activities in the first quarter of 2018 was NIS 67 million, compared to NIS 52 million in the same quarter of 2017, an increase of 28.8%. The increase in cash flow from operating activities was primarily due to the reclassification of payments in respect of lease agreements to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018.

Free cash flow in the first quarter of 2018 was NIS 27 million compared to NIS 23 million in the same quarter of 2017, an increase of 17.4%.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 12

Bezeq International	Q1 2018	Q1 2017	% change
	(NIS millions)

Revenues	352	384	(8.3%)
Operating profit	34	49	(30.6%)
EBITDA*	77	82	(6.1%)
EBITDA margin	21.9%	21.4%
Net profit	24	36	(33.3%)
Cash flows from operating activities*	67	52	28.8%
Payments for investments	31	29	6.9%
Free cash flow [1]	27	23	17.4%

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the first quarter of 2018 was an increase of NIS 9 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 13

yes Results

Ron Eilon, CEO of yes, stated, “In January, we launched our yes ULTIMATE offer for NIS 199, which is enjoying high demand and excellent satisfaction rates among both existing and new customers. At the end of the first quarter and in the subsequent months, we are already enjoying the fruits of this initiative, with a major shift reflected in the recruitment of new customers, proving that the public is not willing to settle for anything less than the best TV in Israel. In this quarter, yes again received an impressive number of accolades, with the highest number of wins in the Television Academy Awards, including Fauda, which won 11 awards including Best Drama Series. These achievements are joined by the Cable and Satellite Council’s recent report, where yes maintained its leadership position as providing the best service in the Israeli communications market.

Revenues in the first quarter of 2018 were NIS 375 million compared to NIS 424 million in the same quarter of 2017, a decrease of 11.6%. The decrease in revenues was primarily due to a reduction in the average number of subscribers as well as a decrease in the average revenue per subscriber.

Operating profit in the first quarter of 2018 was a loss of NIS 1 million compared to profit of NIS 52 million in the same quarter of 2017. The decrease in operating profit was primarily due to a decrease in revenues.

EBITDA in the first quarter of 2018 was NIS 78 million (EBITDA margin of 20.8%), compared to NIS 122 million (EBITDA margin of 28.8%) in the same quarter of 2017, a decrease of 36.1%.

Net profit in the first quarter of 2018 was NIS 1 million compared to NIS 19 million in the same quarter of 2017, a decrease of 94.7%. The decrease in net profit was due to the aforementioned reduction in operating profit partially offset by a decrease in financing expenses due to a change in the fair value of financial assets.

Cash flow from operating activities in the first quarter of 2018 was NIS 86 million compared to NIS 51 million in the same quarter of 2017, an increase of 68.6%. The increase in cash flow from operating activities was primarily due to changes in working capital.

ARPU in the first quarter of 2018 was NIS 214 compared to NIS 232 in the same quarter of 2017, a decrease of 7.8%.

The number of yes subscribers in the first quarter of 2018 decreased by 6,900 to a total of 580,000 subscribers.

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yes - Financial data	Q1 2018	Q1 2017	% change
	(NIS millions)

Revenues	375	424	(11.6%)
Operating profit	(1)	52
EBITDA*	78	122	(36.1%)
EBITDA margin	20.8%	28.8%
Net profit (loss)	1	19	(94.7%)
Cash flows from operating activities*	86	51	68.6%
Payments for investments	62	60	3.3%
Free cash flow [1]	16	(9)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the first quarter of 2018 was an increase of NIS 8 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q1 2018	Q4 2017	Q1 2017

Number of subscribers (end of period, in thousands) [1]	580	587	608
Average revenue per user (ARPU, NIS) [2]	214	226	232
Churn rate (%) [3]	6.1%	5.9%	4.3%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 15

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, and Mr. Yali Rothenberg, Bezeq’s Chief Financial Officer on Thursday, May 24, 2018, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0610

Israel Phone Number: 03-918-0610

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, May 30, 2018. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5930

Israel Phone Number: 03-925-5930

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 16

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	2,361	2,453	9,789
Costs of activity
General and operating expenses	841	959	3,891
Salaries	510	504	2,005
Depreciation and amortization	525	428	1,715
Other operating expenses (income), net	23	(4)	68
Total operating expenses	1,899	1,887	7,679

Operating profit	462	566	2,110
Financing expenses (income)
Financing expenses	127	126	477
Financing income	(19)	(25)	(60)
Financing expenses, net	108	101	417

Profit after financing expenses, net	354	465	1,693
Share in losses of equity-accounted investees	(1)	(2)	(5)
Profit before income tax	353	463	1,688
Income tax	93	113	453
Profit for the period	260	350	1,235

Earnings per share (NIS)
Basic earnings per share	0.09	0.13	0.45

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	1,826	792	2,181
Investments	1,390	578	289
Trade receivables	1,827	1,976	1,915
Other receivables	306	297	270
Eurocom DBS, related party	25	35	43
Inventory	130	114	125
Total current assets	5,504	3,792	4,823

Trade and other receivables	466	595	493
Broadcasting rights, net of rights exercised	451	438	454
Right-of-use assets	1,417	-	-
Fixed assets	6,782	6,886	6,798
Intangible assets	2,728	2,986	2,768
Deferred tax assets	1,027	1,008	1,019
Deferred expenses and non-current investments	547	429	494
Total non-current assets	13,418	12,342	12,026

Total assets	18,922	16,134	16,849

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“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Cont’d)

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,609	1,594	1,632
Current maturities of lease liabilities	428	-	-
Trade and other payables	1,820	1,705	1,699
Current tax liabilities	43	112	152
Employee benefits	286	308	280
Liability to Eurocom DBS Ltd. related party	-	6	-
Provisions	103	81	94
Total current liabilities	4,289	3,806	3,857

Loans and debentures	10,547	9,109	10,229
Lease liabilities	1,006	-	-
Employee benefits	272	260	272
Derivatives and other liabilities	258	250	234
Deferred tax liabilities	86	103	73
Provisions	39	47	40
Total non-current liabilities	12,208	9,769	10,848

Total liabilities	16,497	13,575	14,705

Total equity	2,425	2,559	2,144

Total liabilities and equity	18,922	16,134	16,849

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	260	350	1,235
Adjustments:
Depreciation and amortization	525	428	1,715
Capital gain, net	(1)	(6)	(66)
Share in losses of equity-accounted investees	1	2	5
Financing expenses, net	111	110	426
Income tax expenses	93	113	453
Loss from impairment of goodwill	-	-	87

Change in trade and other receivables	74	(7)	193
Change in inventory	(5)	(20)	(35)
Change in trade and other payables	42	(24)	10
Change in provisions	8	1	15
Change in employee benefits	7	(6)	(33)
Change in other liabilities	1	(9)	(34)
Net income tax paid	(207)	(106)	(446)
Net cash from operating activities	909	826	3,525
Cash flow used for investing activities
Purchase of fixed assets	(273)	(277)	(1,131)
Investment in intangible assets and deferred expenses	(95)	(103)	(399)
Investment in deposits with banks and others	(1,170)	-	(276)
Proceeds from bank deposits and others	75	4	564
Proceeds from the sale of fixed assets	8	10	98
Miscellaneous	4	(7)	(4)
Net cash used in investing activities	(1,451)	(373)	(1,148)

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Cont’d)

	Three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	320	-	2,517
Repayment of debentures and loans	-	(224)	(1,587)
Payments of principal and interest for leases	(126)	-	-
Dividends paid	-	-	(1,286)
Interest paid	(5)	(22)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	(61)
Miscellaneous	(2)	(2)	(12)
Net cash from (used in) financing activities	187	(309)	(844)
Increase (decrease) in cash and cash equivalents, net	(355)	144	1,533
Cash and cash equivalents at beginning of period	2,181	648	648
Cash and cash equivalents at end of period	1,826	792	2,181

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 22

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16

Effect on the condensed consolidated interim statement of financial position as at March 31, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Receivables	352	(46)	306
Right-of-use assets	-	1,417	1,417
Trade and other payables	1,883	(63)	1,820
Current maturities of liabilities for leases	-	428	428
Long-term lease liabilities	-	1,006	1,006
Equity	2,425	-	2,425

Effect on the consolidated interim statement of income for the three months ended March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	943	(102)	841
Depreciation and amortization expenses	428	97	525
Operating profit	457	5	462
Financing expenses	103	5	108
Profit after financing expenses	354	-	354
Profit for the period	260	-	260

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 23

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16 (Cont’d)

Effect on the consolidated interim statement of cash flow for the three months ended March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	790	119	909
Net cash used in investing activities	(1,458)	7	(1,451)
Net cash from financing activities	313	(126)	187

BEZEQ GROUP REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS	PAGE | 24